[redacted]

14040118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. E. Allison & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 E. Basse, 2nd Floor
(No. and Street)

San Antonio	Texas	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. E. Allison, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M.E. Allison & Co., Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. E. Allison Jr.
Signature

President & CEO
Title

PATRICIA A PARKS
Notary Public
State of Texas
My Commission Expires
December 16, 2014

Patricia A. Parks
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

M. E. ALLISON & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2013

M. E. ALLISON & CO., INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
M. E. Allison & Co., Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of M. E. Allison & Co., Inc. as of December 31, 2013, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. E. Allison & Co., Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 27, 2014

M. E. ALLISON & CO., INC.

Statement of Financial Condition

December 31, 2013

ASSETS

Cash			$	442,778
Money market mutual funds				235,518
Deposits with and receivable from clearing broker-dealers				320,035
Underwriting fees receivable				1,124
Financial advisory fees receivable				24,167
Securities owned, at fair value				1,921,551
Note receivable - related party				366,106
Property and equipment - at cost:				
Furniture and fixtures	$	490,694		
Leasehold improvements		40,250		
Total property and equipment		530,944		
Less: Accumulated depreciation and amortization		(505,150)		25,794
Goodwill				13,000
Other intangible assets, net				94,250
Other assets				42,344
			$	3,486,667

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	332,683
Payable to clearing broker-dealer		1,856,880
Income taxes payable		7,500
		2,197,063
Stockholders' equity		
Common stock, par value $100; 385 shares issued and outstanding; 500 shares authorized		38,500
Additional paid-in capital		3,850
Retained earnings		1,247,254
Total stockholders' equity		1,289,604
	$	3,486,667

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Income (Loss)
For the Year Ended December 31, 2013

Revenues		
Financial advisory fees	$	790,791
Municipal underwriting fees		491,977
Investment advisory fees		43,762
Commissions		1,006,039
Mutual funds		432,354
Net trading losses		(139,938)
Interest		58,234
Net unrealized gains on investment securities		2,935
Net realized gains on investment securities		68,262
Other		175,704
Total revenues		2,930,120
Expenses		
Employee compensation including commissions		2,296,121
Clearing expense		129,089
Communications		17,832
Occupancy and equipment		123,783
Interest		37,061
Other expenses		425,975
Total expenses		3,029,861
Net income (loss) before income taxes		(99,741)
Provision (benefit) for income taxes		5,421
Net Income (Loss)	$	(105,162)

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2013

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2012	385	$ 38,500	$ 3,850	$ 1,370,416	$ 1,412,766
Dividends paid				(18,000)	(18,000)
Net income (loss)				(105,162)	(105,162)
Balances, December 31, 2013	385	$ 38,500	$ 3,850	$ 1,247,254	$ 1,289,604

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2013

Balance, December 31, 2012	$	--
Increases		--
Decreases		--
Balance, December 31, 2013	$	--

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating activities		
Net income (loss)	$	(105,162)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization		37,065
Unrealized gains on investments securities		(2,935)
Realized gains on investments securities		(68,262)
Changes in assets and liabilities:		
Increase in deposit with and receivable from clearing broker-dealers		(11,730)
Increase in underwriting fees receivable		(1,124)
Decrease in financial advisory fees receivable		2,982
Increase in trading securities owned		(1,117,124)
Increase in other assets		(17,086)
Decrease in accounts payable and accrued expenses		(743,647)
Increase in payable to clearing broker-dealer		1,349,222
Decrease in income tax payable		(15,200)
Net cash provided (used) by operating activities		(693,001)
Cash flows from investing activities		
Purchase of investment securities		1,743,052
Proceeds from sale of investment securities		(1,762,402)
Collections of related party receivable		160,000
Equipment purchases		(16,217)
Net cash provided (used) by investing activities		124,433
Cash flows from financing activities		
Dividends paid		(18,000)
Net cash provided (used) by financing activities		(18,000)
Net decrease in cash and cash equivalents		(586,568)
Cash and cash equivalents at beginning of year		1,264,864
Cash and cash equivalents at end of year	$	678,296
Supplemental schedule of cash flow information		
Cash paid for income taxes	$	16,551
Cash paid for interest	$	37,061

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Business Operations

M. E. Allison & Co., Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company predominately deals in the purchase and sale of municipal bonds and provides financial advisory services to municipalities.

Business Combination

The Company entered into an agreement, effective November 1, 2012, for consideration of $130,000 in cash whereby it purchased the securities business of Presidio Financial, Inc. ("Seller") in a transaction accounted for as a business combination under accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Seller is also entitled to additional payments (contingent consideration) of $17,500 on each on the first two anniversary dates of the agreement, if certain net commission thresholds are met. The following summarizes the allocation of the purchase price based on estimated fair market values at the date of acquisition.

Customer accounts and relationships of securities brokerage business	$ 78,000
Customer accounts and relationships of direct mutual fund business	31,200
Customer accounts and relationships of insurance products business	7,800
Goodwill	13,000
Total consideration	$ 130,000

The Company paid contingent consideration of $17,500 on the first anniversary date in 2013. This amount was recognized as other expenses in the statement of income as the liability for the estimated fair value of contingent consideration was estimated to be $-0- at the time of the purchase.

Municipal Underwriting and Financial Advisory Fees

Underwriting fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Financial advisory fees are earned from providing services to local governmental bodies. Underwriting and transaction related financial advisory fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Other financial advisory services are performed under ongoing contracts. Revenues under these contracts are earned in the period services are provided.

Securities Transactions

Transactions in securities owned by the Company are recorded on a trade-date basis. Commission revenues and expenses are recorded on a settlement-date basis, which is generally three business days after the trade date. If materially different, commission income and related expenses are recorded on a trade date basis.

Securities owned are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Note 1 - Summary of Significant Accounting Policies, continued

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows. Cash equivalents are summarized as follows:

Cash	$ 442,778
Money market mutual funds	235,518
	$ 678,296

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided principally by accelerated methods using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for net operating losses, disallowed charitable contributions, and capital losses that are available to offset future taxable income, subject to a valuation allowance.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to four years from the date of filing.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in the business combination discussed above. The Company has one reporting unit based on guidance in U.S. GAAP.

Note 1 - Summary of Significant Accounting Policies, continued

Goodwill, continued

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company has the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If fair value of the reporting unit is calculated and it is less than its carrying value, the Company is required to go to the second step. The second step involves allocating the calculated fair value to all of the assets and liabilities of the reporting unit as if the calculated fair value was the purchase price in a business combination. This allocation would include assigning value to any previously unrecognized intangible assets. The impairment is measured by comparing the implied fair value of the Company's goodwill with its carrying amount and an impairment loss may be recognized up to that excess. Based on the results of a qualitative evaluation, the Company determined that no impairment existed at December 31, 2013.

Other Intangibles

Intangible assets consist of definite lived assets recognized in the business combination discussed above. Impairment of other intangible assets is assessed at least annually or more often upon the occurrence of an indicator of impairment through a comparison of their carrying amounts and estimated fair values. An indicator of impairment exists if the carrying value of an other intangible asset exceeds its estimated fair value, and an impairment loss may be recognized up to that excess. The Company's impairment testing indicated the fair value of its other intangible assets exceeded their carrying values at December 31, 2013.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Deposits with and Receivable from Clearing Broker-Dealers

Deposit with clearing broker-dealer consists of cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealers is comprised of commissions and other items. Such amounts are normally collected within five days after month end.

Note 3 - Receivables

Underwriting fees receivable are due from other broker-dealers and consist of amounts due from securities offerings in which the Company acts as an underwriter. Such amounts are normally collected within thirty days after month end.

Financial advisory fees receivable are due from local governments and are generally collected within sixty days after month end.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of approximately $571,256 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .60 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 - Securities Owned

Securities owned at fair value as of December 31, 2013 consist of listed equities and state and municipal obligations and are classified as either trading or investment securities. In accordance with U.S. GAAP, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Financial assets and liabilities whose value are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions a market participant would use in pricing the asset or liability.

State and municipal obligations consist of debt securities that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices.

Note 6 - Securities Owned, continued

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

	Total	Level 1	Level 2	Level 3
Listed equities	$ 195,354	$ 195,354	$ --	$ --
State and municipal obligations	1,726,197	--	1,726,197	--
	$ 1,921,551	$ 195,354	$ 1,726,197	$ --

The Company did not hold any financial liabilities measured at fair value at December 31, 2013.

Note 7 - Other Intangible Assets

Other intangible assets acquired in the business combination discussed in Note 1 aggregate $117,000, net of accumulated amortization of $22,750. These intangible assets consist of customer accounts and relationships that are being amortized on a straight-line method over an estimated life of six years. Amortization expense aggregated $19,500 for 2013. Amortization expense will be approximately $19,500 per year for the next four years and $16,250 in the 5th year.

Note 8 - Commitment and Contingencies

The Company has an operating lease for office space owned by a stockholder/officer. The lease provides for an option to renew for 5 years. Future minimum lease obligations follow:

Year Ending December 31,	
2014	$ 93,170
2015	93,170
2016	93,170
2017	46,585
	$ 326,095

Rent expense under operating leases was $93,170.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 8 - Commitment and Contingencies, continued

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2013.

Note 9 - Income Taxes

The provision for income taxes consists of current income taxes that have been reduced by the utilization of capital loss carry forwards. Current income taxes consist of state income taxes for 2013. Deferred income tax benefit has been offset by a $27,261 increase in the valuation allowance.

Deferred income tax assets (liabilities) follow:

Capital losses	$ 238,152
Net operating losses	24,370
Charitable contributions	3,430
Total deferred income tax assets	265,952
Deferred installment sale	(111,932)
Investment securities	(1,004)
Goodwill and other intangible assets	(155)
Total deferred income tax liabilities	(113,091)
Net deferred tax assets	152,861
Valuation allowance	(152,861)
Net	$ --

Expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense because of permanent differences related to tax exempt interest, meals and entertainment and club dues.

Capital loss carryforwards expire as follows:

Year Ending December 31,	
2014	$ 106,402
2015	579,374
2016	14,670
	$ 700,446

Net operating loss carry forwards of $71,675 expire in 2033 and charitable contributions carry forwards aggregating $10,089 expire in 2016 and 2017.

Note 10 - Note Receivable Related Party

During 2008 the Company sold an investment in land to the Elsie F. Allison Family Trust ("Trust"), a related party, for an $860,000 note receivable. Interest payments at 2.97% per annum are due March 1st of each year. The principal amount and any unpaid interest is due February 28, 2017. The Company collected $160,000 of principal on the note in 2013. 2013 interest income was $15,583.

Note 11 - Concentrations

The Company's customer base is primarily located throughout Texas. Deposits with and receivable from clearing broker-dealers are with broker-dealers located in Texas and Massachusetts. Revenues from financial advisory services to one local governmental unit accounted for approximately 11% of total revenues.

Note 12 - Defined Contribution Plan

The Company adopted a 401(k) profit sharing plan covering all eligible employees, effective January 1, 2003. Participants may make deferral contributions up to the annual maximum amount allowed by the Internal Revenue Code. The Company may also make discretionary contributions. The Company made no matching contributions in 2013.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2013

Schedule I

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,289,604
Deductions and/or charges		
Non-allowable assets:		
Petty cash	$ 300	
Financial advisory fees receivable	24,167	
Note receivable - related party	366,106	
Property and equipment, net	25,794	
Goodwill	13,000	
Other intangible assets	94,250	
Other assets	42,344	(565,961)
Net capital before haircuts on securities positions		723,643
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Debt securities	110,799	
Other securities	34,203	
Undue Concentration	7,385	(152,387)
Net capital		$ 571,256

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 332,683
Income taxes payable	7,500
Total aggregate indebtedness	$ 340,183

Schedule I (continued)

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 22,680
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 250,000
Net capital in excess of minimum required	$ 321,256
Excess net capital at 1000%	$ 537,238
Ratio: Aggregate indebtedness to net capital	0.60 to 1

Reconciliation with Company's Computation

Reconciliation of differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's (unaudited) FOCUS Part IIA:	$ 570,683
Adjustments:	
Decrease in haircuts on other securities	101
Decrease in undue concentration haircuts	472
Net capital per audited report	$ 571,256

Schedule II

M.E. ALLISON & CO., INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Southwest Securities, Inc.
National Financial Services, LLC

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

For the Year Ended

December 31, 2013

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
M. E. Allison & Co., Inc.

In planning and performing our audit of the financial statements and supplemental information of M. E. Allison & Co., Inc. (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

www.cfllp.com
8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 27, 2014

Independent Accountant's Report

On the SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2013

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
M. E. Allison & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by M. E. Allison & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating M. E. Allison & Co., Inc.'s compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for M. E. Allison & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 27, 2014

AMENDED

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

001402 FINRA DEC
M.E. ALLISON & CO INC 17*17
SECOND FLOOR
950 E. BASSE RD
SAN ANTONIO, TEXAS 78209-1831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,609.97

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,189.38)
July 18, 2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,420.59

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,568.24 (paid on previous SIPC-7)

H. Overpayment carried forward $(147.65)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M.E. ALLISON & CO., INC.
(Name of Corporation, Partnership or other organization)

Christoph Allen
(Authorized Signature)

C.F.O.
(Title)

Dated the 27 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,930,120
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	139,938
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	139,938
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	577,140
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	129,089
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	71,197
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	11,585
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $37,061	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	37,061
Total deductions	826,072
2d. SIPC Net Operating Revenues	$2,243,986
2e. General Assessment @ .0025	$5,609.97
	(to page 1, line 2.A.)